Putnam Investments
100 Federal Street
Boston, MA 02110
June 17, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Schedule 14A (File No. 811-21598), filed with the Securities and
Exchange Commission (the “Commission”) on June 1, 2020 (the “Proxy Statement”), of
Putnam RetirementReady 2060 Fund, Putnam RetirementReady 2055 Fund, Putnam
RetirementReady 2050 Fund, Putnam RetirementReady 2045 Fund, Putnam
RetirementReady 2040 Fund, Putnam RetirementReady 2035 Fund, Putnam
RetirementReady 2030 Fund, Putnam RetirementReady 2025 Fund, Putnam
RetirementReady 2020 Fund, and Putnam RetirementReady Maturity Fund, each a series of Putnam Target Date Funds (each, a “fund” or “RetirementReady Fund”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the RetirementReady Funds, and Yana D. Guss and Anita De Frank of Ropes & Gray LLP, counsel to the RetirementReady Funds, on behalf of the staff of the Commission (the “Commission Staff”) on June 11, 2020 regarding the Proxy Statement. The Proxy Statement relates to a proposed management contract between the RetirementReady Funds and Putnam Management, as well as an amendment of five RetirementReady Funds’ fundamental investment restriction with respect to diversification. For convenience of reference, I have summarized each comment before the funds’ response.

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided. The Commission Staff notes that the funds and their investment adviser are responsible for the adequacy and accuracy of the Proxy Statement.

Response: We have revised the Proxy Statement to remove all brackets and provide all material information.

2. Comment: On page 4 of the Proxy Statement, in response to the question “Why did Putnam Management propose a new management contract for your fund?”, the Proxy Statement discloses that, currently, the RetirementReady Funds may experience fluctuations in overall cost because the acquired fund fees and expenses vary over time and depending on a RetirementReady Fund’s allocations to underlying funds. The Proxy Statement further discloses that under the proposed management contract and a new expense limitation agreement, each share class of each RetirementReady Fund will have lower overall costs, with the exception of Class R shares, which are expected to experience a slight increase in overall costs. In light of past fluctuations in the RetirementReady Funds’ overall costs, please confirm that the proposed overall costs will be lower than those share classes’ lower historic overall costs (i.e. when the overall costs have fluctuated to the lower end).

Response: We have confirmed that the proposal will result in lower overall costs for Class A, B, C, R6 and Y shares relative to the current overall costs for these share classes. We also note that the current overall costs for these share classes, as reported in the Proxy Statement, are the lowest they have been in the last ten years.

3. Comment: On page 4 of the Proxy Statement, in response to the question “Why did Putnam Management propose a new management contract for your fund?”, the RetirementReady Funds disclose that Class R shares are expected to experience a slight increase in overall cost. Please explain whether Class R shares’ overall cost would be lower without the proposed expense limitation.

Response: As the Proxy Statement discloses, if the new management contract is approved, Putnam Management will implement a new expense limitation agreement for each RetirementReady Fund pursuant to which Putnam Management (i) will contractually agree to reimburse each RetirementReady Fund’s “acquired fund fees and expenses” in full and (ii) will cap each RetirementReady Fund’s total annual operating expenses at the stated annual rate. Without these expense limitations, Class R shares’ proposed overall costs would be higher than their current costs because, among other things, Class R would then bear management fees both directly and indirectly (because they would still be charged acquired fund fees and expenses). Putnam Management attributes the expected slight increase in the overall cost of Class R shares to the anticipated amendment of the investor servicing agreement between Putnam Investor Services, Inc. and the Putnam Funds to implement a new investor servicing schedule for the RetirementReady Funds, which will provide for flat investor servicing fees by share class.

4. Comment: On page 5, in response to the question “What are the implications for each RetirementReady Fund if the new management contract is approved?”, the Proxy Statement states: “Under the new management contract, a RetirementReady Fund’s management fee will be set each fiscal year based on a defined fee schedule in which the management fee paid by the RetirementReady Fund declines as a percentage of its net assets as the RetirementReady Fund approaches the target year indicated in its name.” Please consider restating this sentence for clarity.

Response: We respectfully decline to revise the highlighted statement, which we believe accurately describes the structure of the RetirementReady Funds’ fee schedule and which we believe to be consistent with market practice for describing the management fee structure for target date mutual funds. Nonetheless, we have updated the disclosure to include an example showing how the management fee paid by a RetirementReady Fund declines over time (new language denoted by underline):

“Under the new management contract, a RetirementReady Fund’s management fee will be set each fiscal year based on a defined fee schedule in which the management fee paid by the RetirementReady Fund declines as a percentage of its net assets as the RetirementReady Fund approaches the target year indicated in its name. For example, the annual rate for RetirementReady Funds with 41 to 45 years until their target year is 0.55%, the annual rate for RetirementReady Funds with 36 to 40 years until their target year is 0.54%, and so on. Near the end of a RetirementReady Fund’s target year, the RetirementReady Fund will be merged into RetirementReady Maturity Fund, which pays a management fee at a fixed ongoing annual rate.”

The RetirementReady Funds note supplementally that the new management contract, which includes the funds’ full fee schedule, appears in Appendix B to the Proxy Statement.

5. Comment: On page 6 of the Proxy Statement, in the sub-section titled “Comparison of Total Expenses,” the RetirementReady Funds disclose that, currently, “Putnam Management reimburses each RetirementReady Fund for other expenses (excluding payments under its distribution plans, payments under the investor servicing contract, brokerage expenses, interest, taxes, investment-related expenses, extraordinary expenses, and acquired fund fees and expenses).” Will other expenses be reimbursed under the new expense limitation agreement? If not, please disclose so.

Response: Under the new expense limitation agreement, Putnam Management will contractually agree to a cap on each fund’s total annual operating expenses, and Putnam Management will waive and/or reimburse the expenses of each fund to the extent necessary to limit the total annual operating expenses of each share class of each fund (excluding payments under the fund’s distribution plan, brokerage, interest, taxes, investment-related expenses (including borrowing costs, i.e., short selling and line of credit costs), and extraordinary expenses) to an annual rate noted in the Proxy Statement. This may result in reimbursement of other expenses. In addition, “acquired fund fees and expenses” are not reimbursed under the current expense limitation, but will be reimbursed in full under the proposed expense limitation. We believe that the current disclosure in the sub-section titled “Comparison of Total Expenses” clearly describes the types of expenses that are currently reimbursed and those that will be reimbursed under the new expense limitation agreement.

6. Comment: Please add a row for the new Class R3, R4 and R5 shares in the Annual Fund Operating Expenses tables in Appendix D to the Proxy Statement.

Response: We have made the requested change. We have also included disclosure in Appendix D noting that the Class R3, R4 and R5 shares are not yet registered with the Commission and have not yet commenced operations.

7. Comment: Please discuss supplementally what percentage of the RetirementReady Funds’ investors are employer-sponsored retirement plans.

Response: Putnam Management represents that approximately 9.5% of the assets of the RetirementReady Funds’ as of June 12, 2020 are held by employer-sponsored retirement plans. However, 40% of that 9.5% is held in Class R and R6 shares, which will not be impacted by the new shareholder eligibility for Class A, C, and Y shares.

8. Comment: The Annual Fund Operating Expenses Table on page 7 of the Proxy Statement show that Putnam RetirementReady 2025 Fund’s Class Y shares had 24 bps in other expenses, 10 bps of which were reimbursed to the fund. Please confirm that the remaining 14 bps that were not reimbursed are expenses that are excluded from the fund’s current expense limitation agreement.

Response: We confirm that the 14 bps of other expenses that were not reimbursed for the fund’s Class Y shares were excluded from the expense reimbursement because they fall into the categories explicitly excluded from the current limitation on other expenses.

9. Comment: The Commission Staff notes that on page 7 the Proxy Statement states: “Under the new eligibility criteria for Class A, B, C and Y shares, new purchases by employer-sponsored retirement plans will be not permitted.” Please explain why these purchases will no longer be permitted. Please also explain the basis for creating the new Class R3, R4 and R5 share classes and whether the new share classes will be subject to the same fee structure as the existing share classes. Please also move the disclosure regarding the new share classes into its own question & answer in the Proxy Statement.

Response: As the Proxy Statement discloses, in connection with the approval of the new management contract, Putnam Management will implement a new fee structure for the RetirementReady Funds, including new management fees, expense limitations, and investor servicing fees. The various components of this pricing arrangement are designed to provide both retail shareholders and retirement plans with a variety of share class options that give plan sponsors and advisors flexibility in selecting the optimal share class. Thus, the eligibility criteria for Class A, B, C and Y shares will be adjusted to make these share classes options for retail investors, and the RetirementReady Funds will offer Class R3, R4 and R5 shares intended for retirement plans. (Class R6 shares will be available to both retail and retirement plan investors based on the stated eligibility criteria.) New purchases of Class A, B, C and Y shares by employer-sponsored retirement plans will not be permitted under the new eligibility requirements for these classes. We note that the RetirementReady Funds intend to file registration statement amendments to register Class R3, R4 and R5 shares in July 2020 and to separately file prospectus supplements concerning the amended eligibility criteria for Class A, B, C and Y shares. The RetirementReady Funds will also provide advance notice of the exchanges of Class A, C, and Y shares held by existing employer-sponsored retirement plan shareholders into retirement plan share classes. We confirm that the new Class R3, R4, and R5 shares will be subject to the same fee structure as the other share classes of the RetirementReady Funds (though specific fees for these share classes will differ from those of the current share classes).

As requested, we have moved the disclosure regarding the new Class R3, R4, and R5 share classes into its own question & answer in the Proxy Statement.

10. Comment: On page 7 of the Proxy Statement, it is noted that “The total net expense ratio of employer-sponsored retirement plan shareholders will increase following these exchanges in light of the higher investor servicing fee associated with the share classes into which these shareholders will be exchanged. Advance notice of this exchange will be provided to all employer-sponsored retirement plans.” Please prominently disclose this information in the question & answer section of the Proxy Statement.

Response: We have moved the disclosure into the new question & answer referenced in response #9 above.

11. Comment: On page 8, please correct the typo in the following sentence: “At the time the new management contract becomes effective, Putnam Management will contractually agreed to reimburse the RetirementReady Funds’ acquired fund fees and expenses resulting from the funds’ investment in underlying funds, as well as to cap the RetirementReady Funds’ total annual operating expenses...”

Response: We have made the requested change.

12. Comment: On pages 11 and 12 of the Proxy Statement, please include a side-by-side comparison of the changes to the funds’ fundamental investment restriction. Highlight the changes in bold language.

Response: We have made the requested change.

13. Comment: Please complete the missing information in the section titled “Expenses of the Solicitation.”

Response: We have updated this section to include the information that was missing in the preliminary filing.

14. Comment: On page 16 of the Proxy Statement, in the section titled “Location,” it is noted that “the Trustees reserve the right to reconsider the date, time and/or means of convening your fund’s meeting” in light of the COVID-19 pandemic. Please consider adding a brief sentence explaining the impact of COVID-19 on the meeting at the beginning of the Proxy Statement.

Response: We have made the requested change.

15. Comment: Please complete the number of shares outstanding for each RetirementReady Fund in Appendix A to the Proxy Statement.

Response: We have updated Appendix A to include the information that was missing in the preliminary filing.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Proxy Statement filing or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

/s/ Caitlin Robinson
Caitlin Robinson
Putnam Investment Management, LLC

cc:	James E. Thomas, Ropes & Gray LLP
Yana Dobkin Guss, Ropes & Gray LLP

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